                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2002


                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F ___
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No  X
                ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1.   Scottish Power plc first quarter results to June 30, 2002.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  /s/ Scottish Power plc
                                                  -----------------------------
                                                  (Registrant)

Date: July 25, 2002                            By: /s/ Alan McCulloch
      ---------------------                        ------------------
                                                   Alan McCulloch
                                                   Assistant Company Secretary

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                                                                               1

Scottish Power plc

2002/03 1/st/ Quarter Results
1 April - 30 June 2002

.. Earnings per share of 6.21 pence, an increase of 27% year-on-year .. Dividend per share of 7.177 pence, up 5%

--------------------------------------------------------------------------------
      Full Year                                          Quarter to   Quarter to
 to 31 March 02                                          30 June 01   30 June 02
--------------------------------------------------------------------------------
        6,314.1     Turnover ((Pounds)million)             1,684.6      1,237.6
--------------------------------------------------------------------------------
          944.1     Operating profit ((Pounds)million)       200.3        223.1
--------------------------------------------------------------------------------
          567.1     Profit before tax ((Pounds)million)      105.3        152.1
--------------------------------------------------------------------------------
          26.12     Earnings per share (pence)                4.90         6.21
--------------------------------------------------------------------------------
          27.34*    Dividends per share (pence)              6.835        7.177
--------------------------------------------------------------------------------

The figures above, and in the narrative below, are before the impact of goodwill amortisation and, in the prior year, exceptional items unless otherwise stated.
* Excludes Thus dividend in specie arising on its demerger

Ian Russell, Chief Executive, said, "I am pleased to report another quarter of improved operational performance giving ScottishPower earnings per share of 6.21 pence, an increase of 27% compared with the first quarter of last year".

FINANCIAL OVERVIEW

ScottishPower's improved first quarter performance was led by PacifiCorp, our US regulated business, reflecting lower power costs, increased regulatory recoveries and continued progress in delivering Transition Plan cost savings. The reduced contribution from the UK Division due to lower wholesale prices was more than offset by operating profit improvement at both PacifiCorp and PacifiCorp Power Marketing (PPM) and by increased regulatory revenues and operating cost reductions in the Infrastructure Division.

Group turnover in the quarter fell to (Pounds)1,238 million, (Pounds)447 million (27%) lower than the first quarter of the previous year. Of this decrease, (Pounds)204 million relates to discontinued operations in the UK, principally Southern Water, and (Pounds)243 million relates to continuing operations. In the US, PacifiCorp's revenues decreased by (Pounds)258 million (29%) due to reductions in wholesale prices in the western US, offset in part by favourable volumes and increased regulatory recoveries. PPM's revenues increased by (Pounds)43 million as a result of the development of its renewable and thermal generation and gas storage businesses. In the UK, turnover in our Infrastructure Division has increased by (Pounds)17 million mainly as a result of increased regulatory income from higher external sales, and in the UK

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                                                                               2

Division the fall of (Pounds)45 million reflects the impact of lower UK wholesale prices and competition in our supply home areas.

Group operating profit increased by (Pounds)23 million (11%) to (Pounds)223 million with operating profit from continuing operations up (Pounds)35 million (20%) at (Pounds)209 million. PacifiCorp reported operating profit of (Pounds)134 million, an increase of (Pounds)44 million (48%) on the first quarter of the previous year, and PPM reported operating profit of (Pounds)4 million, (Pounds)2 million higher than the corresponding period last year. This, together with the increase of (Pounds)2 million in the Infrastructure Division, more than offset the decrease of (Pounds)13 million in the contribution to operating profit from the UK Division and the (Pounds)12 million reduction from discontinued operations, mainly attributable to Southern Water.

The net interest charge in the quarter decreased by (Pounds)27 million to (Pounds)69 million. This was due to the reduction in net debt following the finalisation of the sale of Southern Water, which realised gross proceeds of (Pounds)2,050 million, including debt assumed by the purchaser.

Profit before tax increased by (Pounds)47 million to (Pounds)152 million and the tax charge of (Pounds)37 million represents an effective tax rate of 24%, increased from the prior year rate of 22.5% on profits before goodwill amortisation and exceptional item. Earnings per share were 6.21 pence, an increase of 1.31 pence (27%) on the equivalent period last year. Continuing operations contributed earnings per share of 5.80 pence compared with 3.88 pence for the first quarter of the previous year, an increase of 49%.

Operating cash flow increased by (Pounds)101 million in the quarter to (Pounds)253 million principally due to the increase in operating profit and lower volatility in market prices in the US. Investment in capital projects was (Pounds)179 million, a decrease of (Pounds)58 million, including a decrease of (Pounds)63 million in discontinued operations and an increase of (Pounds)5 million in continuing operations. The (Pounds)179 million of capital spend comprised (Pounds)94 million in PacifiCorp, (Pounds)5 million in PPM, (Pounds)48 million in the Infrastructure Division, (Pounds)17 million in UK Division and (Pounds)15 million in Southern Water. Net cash inflows from disposals of (Pounds)1,946 million mainly represent the proceeds from sale of Southern Water, being the sale price of (Pounds)2,050 million less debt of approximately (Pounds)100 million assumed by the purchaser. Net debt as at 30 June 2002 of (Pounds)4,158 million was (Pounds)2,050 million lower than at 31 March 2002, after the benefit of a weaker dollar reducing the sterling value of debt. Gearing (net debt/shareholders' funds) decreased to 89%, from 131% at 31 March 2002.

As part of a long term hedge programme we have substantially hedged, at below current market rates, the translation of dollar earnings from PacifiCorp for the year to 31 March 2003 and approximately 80% of our US dollar net assets. We continue to enter into hedging arrangements to minimise the impact on reported earnings from volatility in exchange rates.

The first quarter dividend of 7.177 pence per share payable on 16 September 2002 is consistent with our stated aim of a 5% annual increase in dividends to March 2003. The ADS dividend rate is $0.4472 which has been determined by the directors with reference

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                                                                               3

to the sterling / dollar exchange rate ruling in London on 24 July 2002, the last business day preceding the dividend announcement.

PACIFICORP

PacifiCorp is our regulated US business and its strategic priorities are to:

..  Achieve 11% return on equity target by 2004/05 through:
   - recovery via general rate cases of costs incurred
   - operating efficiencies through the Transition Plan
..  Manage risk and reward balance
..  Deliver excellent customer service

PacifiCorp demonstrated another quarter of improving financial performance, consistent with its goal of increasing operating profit over the next three years to approximately $1 billion. PacifiCorp is targeting to achieve its authorised return on equity, currently approximately 11%, through a combination of operating efficiencies, investments and rate filings. PacifiCorp is presently earning approximately half its authorised rate of return and is seeking to recover costs prudently incurred but not yet in rates.

Operating profit in PacifiCorp was (Pounds)134 million, an increase of (Pounds)44 million (48%). This improved financial performance was mainly as a result of regulatory rate increases of (Pounds)17 million, rate recoveries of excess power costs of (Pounds)15 million, lower power costs of (Pounds)57 million and continued progress with the Transition Plan cost savings of (Pounds)9 million. These contributions to operating profit were partly offset by (Pounds)12 million in reduced transmission revenues due to lower transmission volumes, planned additional costs, primarily risk mitigation initiatives, of (Pounds)16 million and depreciation arising from new investment activities amounting to (Pounds)8 million. The previous year's results included a gain on a loan receivable, previously partially provided against, of (pound)18 million which was not recurring in this year.

Capital spend in the quarter was (Pounds)94 million, an increase of (Pounds)12 million compared to the equivalent period last year, and comprised new generation spend of (Pounds)11 million, including construction of the Gadsby gas-fired generation peaking plant, network growth of (Pounds)26 million, refurbishment of (Pounds)49 million and other capital projects of (Pounds)8 million.

Under UK GAAP, all of PacifiCorp's net power costs are charged to the profit and loss account when incurred. The regulatory recovery of deferred excess power costs charged to the profit and loss account is recognised as income under UK GAAP when billed to customers.

PacifiCorp continues to seek regulatory recovery for costs incurred on behalf of customers. Filings include general rate cases, deferred accounting requests, and other filings as needed. Details of expected hearing dates for these and other regulatory actions are set out in an appendix to this announcement.

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                                                                               4

General Rate Cases: To maximise regulatory returns, on 7 May 2002 PacifiCorp filed with Wyoming regulators for a $30.7 million general rate case, representing an increase of 9.8% in revenues from customers within the state. On 20 May 2002, Oregon regulators made a one-off award of $15.4 million one off principally related to excess power costs to be incurred this summer. On 27 June 2002, California regulators approved an interim rate increase of approximately 9%, or $4.7 million in annual revenues. The increase is subject to review as part of the permanent general rate case filing pending before the California Public Utilities Commission. PacifiCorp is considering making general rate case filings in other states during the current financial year.

Deferred Cost Recovery: To recover costs incurred on behalf of customers, regulators awarded recovery of approximately $147 million in deferred power costs in Utah on 1 May 2002, and in Idaho a further $25 million was awarded on 7 June 2002, both at a recovery level of approximately 70% of amounts deferred or requested. In Oregon our request to recover $136.5 million in deferred excess power costs was approved by the Oregon Public Utility Commission (OPUC) on 18 July 2002. PacifiCorp expects to file a request in August 2002 with the OPUC to raise the annual surcharge level to recover these costs to 6% from the 3% currently being received. In Wyoming, in conjunction with the general rate case in that state discussed above, PacifiCorp has requested recovery of $91 million in deferred excess power costs, including the costs of the Hunter outage, to be recovered through two surcharges over three years.

Transition Plan: To help the regulated US business reach its financial goal, a further $13 million in Transition Plan cost savings were realised during the quarter toward the overall target of $300 million savings by 2004/05. Cumulative annual savings now total approximately $130 million, and the programme remains on track. Reflecting PacifiCorp's strong operational focus, the quarter also included a generation maintenance programme designed to ensure a high level of plant availability during the summer period and implementation of a fuel mix strategy that optimises fuel content for each plant to ensure peak operating performance. Increased costs resulted from these risk mitigation initiatives, as well as upward pressure on various insurance premiums and employee medical benefits which are also being experienced by many other US companies.

Energy markets: The western US energy markets were stable in the first quarter with adequate capacity. The fill level of hydro-electric dams is also back to normal historic levels. Although demand has increased in the western US, PacifiCorp is well positioned for this summer and beyond through a combination of its flexible generation fleet, and the risk management steps implemented over the past 12-18 months. Physical additions of peaking plant to meet summer demand
- such as the 120 MW Gadsby gas-fired peaking plant in Utah, scheduled to come on-line in late summer 2002, and the lease from PPM of a 200 MW peaking plant in Utah, 160 MW of which are now operational, and other flexible physical hedge products, will help maintain PacifiCorp's balanced net energy position through this financial year.

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                                                                               5

Risk mitigation: In addition to adding new plant, financial hedge instruments such as temperature and weather-related hedges are expected to provide protection against abnormal events. Longer-term initiatives on resource planning continue with regulators and we continue to progress options with other parties.

Customer Service: PacifiCorp continues to focus on delivering improved customer service levels. Plans have been prepared to gain further efficiencies from the call centre technologies implemented last year. The goal of these technology enhancements, combined with ongoing investment in training, is to handle calls more quickly and efficiently. We continue to answer 80% of customer calls in 20 seconds or less, with an emphasis on improving quality. Further improvements are targeted at customer self-service options as well as improvements for handling network faults. In the past few months, PacifiCorp experienced a number of unplanned outages in Utah as a result of higher than normal temperatures, continuing customer growth and increasing demand for electricity. In targeting these problem areas of the network, PacifiCorp had planned and is investing more than $34 million this year along the Wasatch Front in Utah to upgrade lines, add substations and increase the capacity of the distribution system.

Other investments to provide for long-term system reliability, stability and growth are being considered by PacifiCorp as part of various strategic and regulatory initiatives. These projects are designed to address the challenges faced by PacifiCorp as a multi-state utility and to anticipate and plan for long-term transmission and generation requirements. Resulting investments through participation in the Multi State Process, the Integrated Resource Plan, hydro-electric relicensing, new air quality standards, and participation in a Regional Transmission Organization will seek to meet system and customer needs, while assuring full recovery of prudently incurred new costs.

During the quarter, PacifiCorp responded to data requests from the Federal Energy Regulatory Commission (FERC) regarding trading practices connected with the California power crisis of 2000 and 2001. We were able to confirm positively that PacifiCorp did not engage in any trading practices intended to manipulate the market as described in FERC's request.

PacifiCorp Power Marketing, Inc.

The strategic priorities of PPM, our competitive US energy business, are to:

.. Grow its renewable/thermal energy portfolio and gas storage/hub services .. Optimise returns through integration of assets, trading and commercial activities

PPM is growing its renewable/thermal energy portfolio and gas storage/hub services businesses through a regional approach with selective investments. PPM reported an operating profit of (Pounds)4 million, an increase of (Pounds)2 million, with sales up (Pounds)43 million (197%) to (Pounds)65 million, which included revenues from our 40% share of the gas storage and hub services facility in Alberta, Canada, acquired in January 2002.

Net capital expenditure in PPM was (Pounds)5 million, a decrease of (Pounds)22 million, to expand its energy portfolio, with spend of (Pounds)4 million on the West Valley City gas turbine plant in Utah, as well as gas storage assets and business control systems.

As part of its development of thermal generation, PPM brought on-line in June 2002 two new combustion gas turbine facilities, the 100 MW gas-fired Klamath expansion plant adjacent to the existing 484 MW Klamath Cogeneration Plant in Oregon and the first 160 MW of the 200 MW gas-fired West Valley Generation Plant near Salt Lake City, Utah, which is providing electricity to PacifiCorp under a lease of up to 15 years.

To continue growing its renewable generation business, PPM signed a 25-year transaction on 11 May 2002 to sell 25 MW of wind power to the Eugene Water & Electric Board (EWEB) in Oregon. The $93 million EWEB contract is similar to recent sales to Seattle City Light and the Bonneville Power Administration, locking in long-term value from PPM's output of the Stateline windfarm in Oregon and Washington. In June 2002, the American Wind Energy Association named PPM national "Market Maker" of the year for 2002 for helping build a market for wind in the US.

PPM continues to develop power generating and supply arrangements and has under consideration 15-20 mostly wind opportunities in strategic locations in the western and midwestern US. PPM expects to approve about 300 MW of new wind projects this year. Similarly, PPM is developing a number of gas storage assets in key locations.

During the quarter, PPM responded to data requests from the FERC regarding trading practices connected with the California power crisis of 2000 and 2001. We were able to confirm positively that PPM did not engage in any trading practices intended to manipulate the market as described in FERC's request.

UK Division

In the UK Division, our competitive generation, trading and retail business, our strategic priorities are to:

.. Enhance margins through our integrated operations
.. Grow customer numbers and improve customer service
.. Make selective investments using proven knowledge and skills

The UK Division reported an operating loss of (Pounds)8 million, compared to a (Pounds)4 million profit in the previous year. In what is seasonally a poor quarter for UK performance, there has been increased supply profitability of (Pounds)20 million arising from improved margins primarily due to lower wholesale electricity prices. Home and out of area electricity profits increased by (PoundS)4 million and (Pounds)15 million respectively due to lower wholesale prices whilst gas margins improved by (Pounds)1 million as a result of customer growth. However, this improvement has been more than offset by a decrease in margins from generation of (Pounds)32 million, where wholesale prices have fallen by approximately 24% year-on-year. Our integrated approach to management of the energy value chain

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                                                                               7

helps protect us from some aspects of falling wholesale prices, but sales out of Scotland, and sales to other suppliers in Scotland, are subject to market conditions.

On 15 July 2002 we agreed revised terms to the Nuclear Energy Agreement (NEA) with British Energy and Scottish and Southern Energy. The revised terms are subject to regulatory approval but legal proceedings have been suspended. We will purchase electricity from British Energy under arrangements much more closely linked to market prices and terms for base load energy in England and Wales. The amended NEA will continue in operation until the introduction of the British Electricity Transmission and Trading Arrangements (BETTA) or, if earlier, 1 April 2006. Beyond that date we have an option to purchase reduced volumes from British Energy after BETTA up to 2011. Prudently, the financial benefit of the revised terms will not be recognised in our accounts until regulatory approval of the contract is given. The settlement is satisfactory to all sides and the companies believe it represents a fair and reasonable basis on which to resolve the dispute between them.

Net capital expenditure in UK Division was (Pounds)17 million, a decrease of (Pounds)10 million and included (Pounds)9 million on coal and gas-fired generation assets.

In our Generation business, working in partnership with trade unions, a programme is in place that will see approximately 95, (13%), of staff leaving the business on a phased basis over the next nine months, with new structures in place to reflect the changing business environment.

Customer numbers remain at 3.5 million, however, we are seeing modest monthly growth reflecting continuing lower levels of churn and improved sales performance. We were pleased to receive a World Billing Award in April 2002 in the "Best Billing Implementation - Utilities" category, following our successful migration to a single billing platform. Process improvement and cost reduction projects are underway and are expected to improve our cost to serve in the second half of the year.

In terms of our priority to make selective investments, we continued during the quarter with our ambitious programme of windfarm developments. We secured planning consent for a 29 MW installation located in Cowal, Argyll and submitted planning applications for a further three windfarms comprising 134 MW at Black Law in South Lanarkshire, 29 MW at Beinn Tharsuinn and 18 MW at Dounreay, both in Highland Region. The proposed 240 MW windfarm at Whitelee near Eaglesham has received planning recommendations from all three local authorities involved in the planning process. The proposal is now with the Scottish Executive for final approval.

Our trading strategy has focused on reducing our exposure to falling wholesale electricity prices and on benefiting from the flexibility of our generation assets. In our opinion, we continue to be one of the leaders in the Balancing Mechanism despite intensifying competition, and we estimate we achieved the highest contribution per Balancing Mechanism Unit for the first quarter of 2002/03 as well as for the year ended 31 March

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                                                                               8

2002. Our flexible generation plant is working well under the new one-hour NETA gate closure period which started on 2 July 2002.

Infrastructure Division

In the Infrastructure Division, our regulated UK wires business, our strategic priorities are to:

.. Be at or near the regulatory frontier
  - outperform operating cost targets
  - achieve better than planned output from capex
.. Achieve high standards of customer service
.. Invest consistently to add value

The Infrastructure Division reported operating profit of (Pounds)79 million, (Pounds)2 million higher than the equivalent period last year. The ongoing restructuring programme contributed cost reductions of (Pounds)3 million. These, together with increased regulatory revenues due to a higher percentage of sales to external suppliers, were in part offset by increased depreciation from capital investment and higher insurance premiums.

Capital investment for the quarter increased by (Pounds)24 million to (Pounds)48 million, of which (Pounds)33 million related to upgrading and renewing the network, (Pounds)10 million related to new infrastructure to increase the capacity of the system and (Pounds)5 million related to other capital projects.

We remain firmly on target to deliver (Pounds)75 million of cash cost savings by March 2003, having achieved (Pounds)73 million to date, and to make progress toward the further (Pounds)33 million of operating cost reductions in the Infrastructure Division by March 2004, as previously announced. Savings are being targeted in areas such as procurement, metering and transport as well as operating practice efficiencies.

We are supporting Ofgem's BETTA project and are involved with industry working groups examining the assignment of responsibilities between the System Operator and the Transmission Owner.

We are focused on driving down customer minutes lost and customer interruptions to achieve higher standards of customer service. To achieve these improvements, and consistent with our strategy, we will also make investments in our Regulatory Asset Base that contribute value. Our investment programme involves substantial upgrading in the Scottish Borders area and our Urban Automation Project commenced in the first quarter. Both projects are aimed at providing our customers with a better and more secure supply and at improving our performance. In respect of our Scottish Borders scheme, (Pounds)4 million of investment has been made to date, (Pounds)2 million in the quarter, on construction of overhead line and a number of packaged substations. The Urban Automation Project

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                                                                               9

involves the installation of new 11 kV switchgear equipped with modern protection aimed at benefiting customers.

Discontinued operations

Operating profit from discontinued operations of (Pounds)14 million represents the operating profit of Southern Water to 23 April 2002, when its sale to First Aqua Limited was finalised. This represents a decrease of (Pounds)12 million, over the first quarter of the previous year, which included a full quarter's results for Southern Water as well as the results of UK Appliance Retailing and Thus.

Corporate Social Responsibility

Our track record in the area of health and safety is generally good but we have set an ambitious target for this year to reduce by 25% the accident total for last year. All of our businesses were on course to achieve this target at the end of the first quarter. In spite of our track record and progress in this area, we are saddened to report the deaths of two colleagues in fatal accidents in July 2002, one in the US and one in the UK.

In July 2002 ScottishPower won the Best Company of the Year Award by Business in the Community (BitC). BitC is a leading organisation that promotes social responsibility and facilitates sustainability and social improvement efforts between the Government, UK corporations and the not-for-profit community.

We were also honoured with the Award for Excellence for ScottishPower Learning's SkillSeekers Programme, which assists unemployed young people find jobs in the community. In addition, we received a highly commended citation for our work on having a positive environmental impact.

In the US, PacifiCorp was named a 2002 Winter Games Environmental Champion and received a Spirit of the Land Award for excellence in environmental education. PacifiCorp was also awarded the National Family Volunteer Award for Community Volunteering and National Service, a national award received from the Points of Light Foundation.

Investor Calendar

26 July 2002        Annual General Meeting

31 July 2002        Ordinary and American Depositary Shares go ex-dividend for the 1/st/ quarter

2 August 2002       Last date for registering transfers to receive 1/st/ quarter dividend

16 September 2002   1/st/ quarter dividend payable

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5 November 2002   2/nd/ quarter results

16 December 2002  2/nd/ quarter dividend payable

5 February 2003   3/rd/ quarter results

14 March 2003     3/rd/ quarter dividend payable

7 May 2003        Full year results

16 June 2003      4/th/ quarter dividend payable

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APPENDIX - RECENT US RATE FILINGS AND SCHEDULE DATES

General Filings

Since 31 March 2002, activity on general rate cases has comprised of the following:

.. Wyoming
On 7 May 2002, PacifiCorp filed a general rate case in Wyoming for $30.7 million in ongoing general rate case relief. This filing also requested $91 million of deferred excess net power costs described under the deferred costs section that follows.

.. Oregon
On 20 May 2002, the Oregon Public Utilities Commission (OPUC) awarded $18.7 million related to excess power costs to be incurred this summer. Combined with other rate case issues, the net impact in Oregon is $15.4 million.

.. California
On 27 June 2002 the California Public Utilities Commission (CPUC) granted PacifiCorp's request for an interim increase in its prices of approximately $4.7 million. The increase is subject to review as part of a general rate increase request PacifiCorp filed late in 2001 with the CPUC. No decision is expected on this request until later in 2002.

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                                                                              12

Deferred Excess Power Costs

Under US GAAP, excess net power costs, where approved by regulators, are initially deferred as regulatory assets and recovery is sought through subsequent rate filings. Allowable excess net power costs are only charged to income under US GAAP when regulatory mechanisms for recovery have been established. There is therefore a time lag between the recognition of allowable excess power costs under UK GAAP compared to US GAAP, which will benefit future UK GAAP reported earnings.

------------------------------------------------------------------------------------------------------------
At 30 June 2002
                                           31 March 2002                       Other        30 June 2002
                                              Amounts        Quarter 1       Quarter 1         Amounts
                    $m                       Deferred       Collection        Movement        Deferred
     ---------------------------------     --------------  --------------  ---------------  --------------
Deferred Excess Power Costs
     Oregon                                        154.8           (5.6)           (12.1)           137.1

     Utah                                          109.1           (4.1)           (46.9)            58.1

     Wyoming                                        91.0              -              1.1             92.1

     Idaho                                          37.4           (0.7)           (14.7)            22.0

     California                                        -              -                -                -

     Washington                                        -              -                -                -
                                           --------------  --------------  ---------------  --------------
Subtotal                                           392.3          (10.4)           (72.6)           309.3

Other Deferred Costs
     All States - Trail Mountain
     (investment & mine closure
     costs)                           (1)              -              -             34.8             34.8

     Oregon (SB 1149 costs)           (2)           22.6           (0.8)             1.6             23.4
                                           --------------  --------------  ---------------  --------------
Total                                              414.9          (11.2)           (36.2)           367.5

(1) At 31 March 2002, PacifiCorp had no amounts deferred for Trail Mountain investment and mine closure costs. During Quarter 1, PacifiCorp deferred the full closure costs of the Trail Mountain mine of $46.4 million and amortised $11.6 million, resulting in a deferral at 30 June 2002 of $34.8 million.

(2) At 31 March 2002, PacifiCorp had $22.6 million deferred for SB 1149 costs incurred in Oregon. During Quarter 1, PacifiCorp collected $0.8 million of these costs, deferred an additional $1.2 million in costs and added $0.4 million in carrying charges, resulting in a deferral remaining to be collected at 30 June 2002 of $23.4 million.

--------------------------------------------------------------------------------

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                                                                              13

At 30 June 2002, PacifiCorp had $367.5 million of amounts deferred, $47.4 million lower than at 31 March 2002 due to collecting $11.2 million of revenues and $36.2 million of other movements and disallowances. Total excess net power cost amounts awarded to PacifiCorp to 30 June 2002 were $206.6 million, with a further $192.9 million under consideration. Further excess net power cost information is described below concerning deferred accounts, as well as recovery requests and awards.

In Oregon, PacifiCorp has deferred $137.1 million including carrying charges, net of costs recovered through amortisation. A change from the $154.8 million deferred at 31 March 2002 resulted from amounts collected in the first quarter of $5.6 million and adjustments based on calculations under the deferral mechanism of $15.3 million, offset by carrying charges of $3.2 million. On 18 July 2002, the OPUC approved recovery of $136.5 million. PacifiCorp is currently receiving $22.8 million per year of this amount pursuant to a 3% surcharge. A total of $29.9 million has been recovered to date. In August 2002, PacifiCorp plans to request the surcharge be increased to a 6% annual rate, or $45.0 million per year, which is the current maximum recovery level allowed in Oregon.

In Utah, PacifiCorp has a net deferral of $58.1 million at 30 June 2002, a change from the $109.1 million deferred at 31 March 2002. PacifiCorp requested recovery of $205 million in costs related to excess net power costs from the Utah Public Service Commission (UPSC) and on 1 May 2002, the UPSC approved a settlement among PacifiCorp, utility regulators and consumer groups totaling approximately $147 million that resolved outstanding power cost issues related to the Hunter power station outage and summer 2001 excess net power costs. As a result of the order, PacifiCorp will not be required to credit customer bills for the remaining Utah proceeds from the sale of its Centralia Plant, or the merger credits in Utah, which results in a total benefit to PacifiCorp of $46.9 million. During the quarter, PacifiCorp collected $4.1 million of these costs.

In Wyoming, on 7 May 2002, PacifiCorp filed a case with the Wyoming Public Service Commission requesting recovery of $91.0 million of deferred excess net power costs, including the Hunter plant outage-related costs. PacifiCorp has a net deferral of $92.1 million at 30 June 2002, a change from the $91.0 million deferred at 31 March 2002 resulting from the addition of $1.1 million in carrying charges.

In Idaho, PacifiCorp had a net deferral of $37.4 million at 31 March 2002. On 7 June 2002, the Idaho Public Utilities Commission approved an agreement for PacifiCorp to recover $25.0 million of excess net power costs, which resulted in a write off of $12.4 million. Also as a result of this approval, PacifiCorp will not be required to credit customer bills for merger credits in Idaho, which results in a benefit of $2.3 million During the quarter, PacifiCorp collected $0.7 million of these costs, resulting in a net deferral of $22.0 million at 30 June 2002.

Other Filings

A request to defer excess power costs for one year beginning 1 June 2002 in Washington was filed on 5 April 2002. Under these mechanisms, if granted by the commissions, all or part of actual power costs above or below the level in rates will be shared with customers.


Safe Harbor

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, statements in: "PacifiCorp" relating to PacifiCorp's aim to achieve 11% return on equity by 2004/05, make additional general rate case filings, file a request with the Oregon Public Utility Commission to recover additional deferred excess power costs, take risk management steps to protect against abnormal events, improve customer service levels and invest to provide for long-term system reliability, stability and growth; "PacifiCorp Power Marketing, Inc." relating to growing a thermal/renewable energy portfolio and gas storage/hub services and integrating assets, trading and commercial activities; "UK Division" relating to process improvement and cost-reduction projects, continuing the windfarm development programme, improving customer service and making selective investments; "Infrastructure Division" relating to delivering (Pounds)75 million of cash cost savings by March 2003, making progress toward the further (Pounds)33 million of operating cost reductions to the Infrastructure Division by March 2004 and investing in our Regulatory Asset Base that contribute value.

ScottishPower wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. In addition to the important factors described elsewhere in this document, the following important factors, among others, could affect the group's actual future:

         - any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

         - future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

         -    the success of reorganizational and cost-saving efforts;

         - development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.



Further information:

Andrew Jamieson   Head of Investor Relations                  0141 636 4527
Colin McSeveny    Group Media Relations Manager               0141 636 4515

Group Profit and Loss Account
for the three months ended 30 June 2002

                                                                                                Three months ended 30 June 2002

                                                                                             Continuing   Discontinued
                                                                                             operations     operations        Total
                                                                                                   2002           2002         2002
                                                                                 Notes        (Pounds)m      (Pounds)m    (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Turnover: group and share of joint ventures and associates                                      1,214.6           26.7      1,241.3
Less: share of turnover in joint ventures                                                          (3.6)             -         (3.6)
Less: share of turnover in associates                                                              (0.1)             -         (0.1)
--------------------------------------------------------------------------------------       ----------    -----------    ---------
Group turnover                                                                       2          1,210.9           26.7      1,237.6
Cost of sales                                                                                    (749.4)         (11.4)      (760.8)
--------------------------------------------------------------------------------------       ----------    -----------    ---------
Gross profit                                                                                      461.5           15.3        476.8
Transmission and distribution costs                                                              (118.7)             -       (118.7)
Administrative expenses (including goodwill amortisation)                                        (175.7)          (1.3)      (177.0)
Other operating income                                                                              5.3              -          5.3
--------------------------------------------------------------------------------------       ----------    -----------    ---------
------------------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill amortisation                                                     209.1           14.0        223.1
Goodwill amortisation                                                                             (36.7)             -        (36.7)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                     2            172.4           14.0        186.4
Share of operating loss in joint ventures                                                          (1.8)             -         (1.8)
--------------------------------------------------------------------------------------       ----------    -----------    ---------
Profit on ordinary activities before interest                                                     170.6           14.0        184.6
                                                                                             -----------   ------------   ----------
Net interest and similar charges
- Group                                                                                           (64.7)          (3.0)       (67.7)
- Joint ventures                                                                                   (1.5)             -         (1.5)
                                                                                             -----------   ------------   ----------
                                                                                                  (66.2)          (3.0)       (69.2)
--------------------------------------------------------------------------------------       ----------    -----------    ---------
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before goodwill amortisation and taxation                           141.1           11.0        152.1
Goodwill amortisation                                                                             (36.7)             -        (36.7)
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                                     104.4           11.0        115.4
Taxation                                                                             4            (33.1)          (3.4)       (36.5)
--------------------------------------------------------------------------------------       ----------    -----------    ---------
Profit after taxation                                                                              71.3            7.6         78.9
Minority interests                                                                                 (1.2)             -         (1.2)
--------------------------------------------------------------------------------------       ----------    -----------    ---------
Profit for the period                                                                              70.1            7.6         77.7
Cash dividends                                                                                   (132.5)             -       (132.5)
--------------------------------------------------------------------------------------       ----------    -----------    ---------
Loss retained                                                                                     (62.4)           7.6        (54.8)
======================================================================================       ==========    ===========    =========
Earnings per ordinary share                                                          5             3.81p          0.41p        4.22p
Adjusting item - goodwill amortisation                                                             1.99p             -         1.99p
--------------------------------------------------------------------------------------       ----------    -----------    ---------
Earnings per ordinary share before goodwill amortisation                             5             5.80p          0.41p        6.21p
======================================================================================       ==========    ===========    =========
Diluted earnings per ordinary share                                                  5                                         4.21p
Adjusting item - goodwill amortisation                                                                                         1.99p
--------------------------------------------------------------------------------------                                    ---------
Diluted earnings per ordinary share before goodwill amortisation                     5                                         6.20p
======================================================================================                                    =========
Cash dividend per ordinary share                                                     6                                        7.177p
======================================================================================                                    =========

The Notes on pages 20 to 23 form part of these Accounts.

                                   Scottish Power 2002/03 1st Quarter Results 16

Group Profit and Loss Account
for the three months ended 30 June 2001

                                                                             Three months ended 30 June 2001

                                                                                                             Exceptional
                                                                                                                    item
                                                                                                           -discontinued
                                                                                 Continuing  Discontinued     operations
                                                                                 operations    operations        (Note 3)
                                                                                       2001          2001           2001
                                                                        Notes     (Pounds)m     (Pounds)m      (Pounds)m
------------------------------------------------------------------------------------------------------------------------
Turnover: group and share of joint ventures and associates                          1,458.3         230.4              -
Less: share of turnover in joint ventures                                              (4.0)            -              -
Less: share of turnover in associates                                                  (0.1)            -              -
-----------------------------------------------------------------------------   -----------  ------------   ------------
Group turnover                                                              2       1,454.2         230.4              -
Cost of sales                                                                      (1,088.5)       (146.2)             -
-----------------------------------------------------------------------------   -----------  ------------   ------------
Gross profit                                                                          365.7          84.2              -
Transmission and distribution costs                                                  (137.0)         (8.1)             -
Administrative expenses (including goodwill amortisation)                            (102.4)        (50.7)             -
Other operating income                                                                 10.8           0.3              -
-----------------------------------------------------------------------------   -----------  ------------   ------------
------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill amortisation                                         174.0          26.3              -
Goodwill amortisation                                                                 (36.9)         (0.6)             -
------------------------------------------------------------------------------------------------------------------------
Operating profit                                                            2         137.1          25.7              -
Share of operating profit in joint ventures                                             1.1             -              -
-----------------------------------------------------------------------------   -----------  ------------   ------------
                                                                                      138.2          25.7              -
------------------------------------------------------------------------------------------------------------------------
Provision for loss on disposal of and withdrawal from
   Appliance Retailing before goodwill write back                                         -             -         (105.0)
Goodwill write back                                                                       -             -          (15.1)
------------------------------------------------------------------------------------------------------------------------
Provision for loss on disposal of and withdrawal from
   Appliance Retailing                                                                    -             -         (120.1)
-----------------------------------------------------------------------------   -----------  ------------   ------------
Profit on ordinary activities before interest                                         138.2          25.7         (120.1)
                                                                                -----------  ------------   ------------
Net interest and similar charges
- Group                                                                               (84.2)        (10.1)             -
- Joint ventures                                                                       (1.8)            -              -
                                                                                -----------  ------------   ------------
                                                                                      (86.0)        (10.1)             -
-----------------------------------------------------------------------------   -----------  ------------   ------------
------------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities before goodwill amortisation and
   taxation                                                                            89.1          16.2         (120.1)
Goodwill amortisation                                                                 (36.9)         (0.6)             -
------------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities before taxation                                   52.2          15.6         (120.1)
Taxation                                                                    4         (15.3)         (8.4)          21.0
-----------------------------------------------------------------------------   -----------  ------------   ------------
Profit/(loss) after taxation                                                           36.9           7.2          (99.1)
Minority interests                                                                     (2.7)         11.0              -
-----------------------------------------------------------------------------   -----------  ------------   ------------
Profit/(loss) for the period                                                           34.2          18.2          (99.1)
Cash dividends                                                                       (125.4)            -              -
-----------------------------------------------------------------------------   -----------  ------------   ------------
Loss retained                                                                         (91.2)         18.2          (99.1)
=============================================================================   ===========  ============   ============
Earnings/(loss) per ordinary share                                          5          1.87p         0.99p         (5.41)p
Adjusting items - exceptional item                                                        -             -           5.41p
                - goodwill amortisation                                                2.01p         0.03p             -
-----------------------------------------------------------------------------   -----------  ------------   ------------
Earnings per ordinary share before exceptional item
   and goodwill amortisation                                                5          3.88p         1.02p             -
=============================================================================   ===========  ============   ============
Diluted loss per ordinary share                                             5
Adjusting items - exceptional item
                - goodwill amortisation
-----------------------------------------------------------------------------
Diluted earnings per ordinary share before exceptional item
   and goodwill amortisation                                                5
=============================================================================
Cash dividend per ordinary share                                            6
=============================================================================

                                                                                    Total
                                                                             discontinued
                                                                               operations         Total
                                                                                     2001          2001
                                                                                (Pounds)m     (Pounds)m
-------------------------------------------------------------------------------------------------------
Turnover: group and share of joint ventures and associates                          230.4       1,688.7
Less: share of turnover in joint ventures                                               -          (4.0)
Less: share of turnover in associates                                                   -          (0.1)
---------------------------------------------------------------------       -------------     ---------
Group turnover                                                                      230.4       1,684.6
Cost of sales                                                                      (146.2)     (1,234.7)
---------------------------------------------------------------------       -------------     ---------
Gross profit                                                                         84.2         449.9
Transmission and distribution costs                                                  (8.1)       (145.1)
Administrative expenses (including goodwill amortisation)                           (50.7)       (153.1)
Other operating income                                                                0.3          11.1
---------------------------------------------------------------------       -------------     ---------
-------------------------------------------------------------------------------------------------------
Operating profit before goodwill amortisation                                        26.3         200.3
Goodwill amortisation                                                                (0.6)        (37.5)
-------------------------------------------------------------------------------------------------------
Operating profit                                                                     25.7         162.8
Share of operating profit in joint ventures                                             -           1.1
---------------------------------------------------------------------       -------------     ---------
                                                                                     25.7         163.9
-------------------------------------------------------------------------------------------------------
Provision for loss on disposal of and withdrawal from
   Appliance Retailing before goodwill write back                                  (105.0)       (105.0)
Goodwill write back                                                                 (15.1)        (15.1)
-------------------------------------------------------------------------------------------------------
Provision for loss on disposal of and withdrawal from
   Appliance Retailing                                                             (120.1)       (120.1)
---------------------------------------------------------------------       -------------     ---------
Profit on ordinary activities before interest                                       (94.4)         43.8
                                                                            -------------     ---------
Net interest and similar charges
- Group                                                                             (10.1)        (94.3)
- Joint ventures                                                                        -          (1.8)
                                                                            -------------     ---------
                                                                                    (10.1)        (96.1)
---------------------------------------------------------------------       -------------     ---------
-------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities before goodwill amortisation and
   taxation                                                                        (103.9)        (14.8)
Goodwill amortisation                                                                (0.6)        (37.5)
-------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities before taxation                               (104.5)        (52.3)
Taxation                                                                             12.6          (2.7)
---------------------------------------------------------------------       -------------     ---------
Profit/(loss) after taxation                                                        (91.9)        (55.0)
Minority interests                                                                   11.0           8.3
---------------------------------------------------------------------       -------------     ---------
Profit/(loss) for the period                                                        (80.9)        (46.7)
Cash dividends                                                                          -        (125.4)
---------------------------------------------------------------------       -------------     ---------
Loss retained                                                                       (80.9)       (172.1)
=====================================================================       =============     =========
Earnings/(loss) per ordinary share                                                  (4.42)p       (2.55)p
Adjusting items - exceptional item                                                   5.41p         5.41p
                - goodwill amortisation                                              0.03p         2.04p
---------------------------------------------------------------------       -------------     ---------
Earnings per ordinary share before exceptional item
   and goodwill amortisation                                                         1.02p         4.90p
=====================================================================       =============     =========
Diluted loss per ordinary share                                                                   (2.54)p
Adjusting items - exceptional item                                                                 5.39p
                - goodwill amortisation                                                            2.04p
---------------------------------------------------------------------                         ---------
Diluted earnings per ordinary share before exceptional item
   and goodwill amortisation                                                                       4.89p
=====================================================================                         =========
Cash dividend per ordinary share                                                                  6.835p
=====================================================================                         =========

The Notes on pages 20 to 23 form part of these Accounts.

                                   ScottishPower 2002/03 1st Quarter Results  17

Group Cash Flow Statement
for the three months ended 30 June 2002

                                                                                             Three months
                                                                                             ended 30 June
                                                                                           2002         2001
                                                                                      (Pounds)m    (pounds)m
------------------------------------------------------------------------------------------------------------
Cash inflow from operating activities                                                     252.7        152.2
Returns on investments and servicing of finance                                           (81.5)       (82.1)
Taxation                                                                                  (36.0)        (7.5)
---------------------------------------------------------------------------------  ------------  -----------
Free cash flow                                                                            135.2         62.6
Capital expenditure and financial investment                                             (194.1)      (311.1)
---------------------------------------------------------------------------------  ------------  -----------
Cash flow before acquisitions and disposals                                               (58.9)      (248.5)
Acquisitions and disposals                                                              1,946.5        150.1
Equity dividends paid                                                                    (126.1)      (119.4)
---------------------------------------------------------------------------------  ------------  -----------
Cash inflow/(outflow) before use of liquid resources and financing                      1,761.5       (217.8)
Management of liquid resources                                                           (847.0)        (3.2)
Financing                                                                          ------------  -----------
- Issue of ordinary share capital                                                           3.5          3.9
- Redemption of preferred stock of PacifiCorp                                              (5.1)           -
- (Decrease)/increase in debt                                                            (708.5)       277.1
                                                                                   ------------  -----------
                                                                                         (710.1)       281.0
---------------------------------------------------------------------------------  ------------  -----------
Increase in cash in period                                                                204.4         60.0
=================================================================================  ============  ===========

Free cash flow represents cash flow from operating activities after adjusting for returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt for the three months ended 30 June 2002

                                                                                           Three months
                                                                                           ended 30 June
                                                                                           2002         2001
                                                                                      (Pounds)m    (Pounds)m
Increase in cash in period                                                                204.4         60.0
Cash outflow/(inflow) from decrease/(increase) in debt                                    708.5       (277.1)
Cash outflow from movement in liquid resources                                            847.0          3.2
---------------------------------------------------------------------------------  ------------  -----------
Change in net debt resulting from cash flows                                            1,759.9       (213.9)
Net debt disposed                                                                         100.0            -
Exchange                                                                                  190.3         (9.9)
Other non-cash movements                                                                   (0.2)        (0.9)
---------------------------------------------------------------------------------  ------------  -----------
Movement in net debt in period                                                          2,050.0       (224.7)
Net debt at end of previous period                                                     (6,208.4)    (5,285.1)
---------------------------------------------------------------------------------  ------------  -----------
Net debt at end of period                                                              (4,158.4)    (5,509.8)
=================================================================================  ============  ===========

The Notes on pages 20 to 23 form part of these Accounts.

                                   ScottishPower 2002/03 1st Quarter Results  18

Group Balance Sheet
as at 30 June 2002

                                                                                     30 June      30 June      31 March
                                                                                        2002         2001          2002
                                                                          Notes    (Pounds)m    (Pounds)m     (Pounds)m
-----------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets - goodwill                                                         2,455.2      2,814.6       2,658.9
Tangible assets                                                                      8,877.0     12,036.7      11,652.3
Investments
- Investments in joint ventures:                                                 -----------   ----------    ----------
  Share of gross assets                                                                110.6        113.6         119.3
  Share of gross liabilities                                                           (71.7)       (70.6)        (82.4)
                                                                                 -----------   ----------    ----------
                                                                                        38.9         43.0          36.9
- Investments in associates                                                              3.4          5.0           5.2
- Other investments                                                                    264.1        253.5         223.5
                                                                                 -----------   ----------    ----------
                                                                                       306.4        301.5         265.6
-------------------------------------------------------------------------------  -----------   ----------    ----------
                                                                                    11,638.6     15,152.8      14,576.8
-------------------------------------------------------------------------------  -----------   ----------    ----------
Current assets
Stocks                                                                                 171.4        209.3         167.0
Debtors                                                                          -----------   ----------    ----------
- Gross debtors                                                                      1,476.4      1,667.7       1,448.2
- Less non-recourse financing                                                         (239.7)      (273.8)       (257.4)
                                                                                 -----------   ----------    ----------
                                                                                     1,236.7      1,393.9       1,190.8
Short-term bank and other deposits                                                   1,405.8        319.9         380.8
-------------------------------------------------------------------------------  -----------   ----------    ----------
                                                                                     2,813.9      1,923.1       1,738.6
-------------------------------------------------------------------------------  -----------   ----------    ----------
Creditors: amounts falling due within one year
Loans and other borrowings                                                            (547.4)      (812.4)     (1,226.8)
Other creditors                                                                     (1,678.4)    (2,251.7)     (1,951.9)
-------------------------------------------------------------------------------  -----------   ----------    ----------
                                                                                    (2,225.8)    (3,064.1)     (3,178.7)
-------------------------------------------------------------------------------  -----------   ----------    ----------
Net current assets/(liabilities)                                                       588.1     (1,141.0)     (1,440.1)
-------------------------------------------------------------------------------  -----------   ----------    ----------
Total assets less current liabilities                                               12,226.7     14,011.8      13,136.7
Creditors: amounts falling due after more than one year
Loans and other borrowings                                                          (5,016.8)    (5,017.3)     (5,362.4)
Provisions for liabilities and charges                                           -----------   ----------    ----------
- Deferred tax                                                                      (1,280.5)    (1,632.9)     (1,691.2)
- Other provisions                                                                    (679.6)      (822.0)       (713.8)
                                                                                 -----------   ----------    ----------
                                                                                    (1,960.1)    (2,454.9)     (2,405.0)
Deferred income                                                                       (518.7)      (519.2)       (551.2)
-------------------------------------------------------------------------------  -----------   ----------    ----------
Net assets                                                                    2      4,731.1      6,020.4       4,818.1
===============================================================================  ===========   ==========    ==========
Called up share capital                                                                926.8        924.9         926.3
Share premium                                                                        2,257.1      3,743.2       2,254.1
Revaluation reserve                                                                     45.0        216.3          45.5
Capital redemption reserve                                                              18.3         18.3          18.3
Merger reserve                                                                         406.4        406.4         406.4
Profit and loss account                                                              1,001.5        437.6       1,080.8
-------------------------------------------------------------------------------  -----------   ----------    ----------
Equity shareholders' funds                                                           4,655.1      5,746.7       4,731.4
Minority interests (including non-equity)                                               76.0        273.7          86.7
-------------------------------------------------------------------------------  -----------   ----------    ----------
Capital employed                                                                     4,731.1      6,020.4       4,818.1
===============================================================================  ===========   ==========    ==========
Net asset value per ordinary share                                            5        250.5p       310.5p        254.8p
===============================================================================  ===========   ==========    ==========

The Notes on pages 20 to 23 form part of these Accounts.

Approved by the Board on 25 July 2002 and signed on its behalf by



Charles Miller Smith               David Nish
Chairman                           Finance Director


                                   ScottishPower 2002/03 1st Quarter Results  19

Notes to the Quarterly Accounts
for the three months ended 30 June 2002

1 Basis of preparation

(a) These quarterly Accounts have been prepared on the basis of accounting policies consistent with those set out in the Directors' Report and Accounts for the year ended 31 March 2002.

(b) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page 24. The information shown for the year ended 31 March 2002 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2002 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a statement under either Section 237(2) or
Section 237(3) of the Companies Act 1985.

(c) The relevant exchange rates applied in the preparation of these quarterly Accounts were $1.46/(Pounds) (average for the three month period to 30 June
2002), $1.52/(Pounds) (closing rate as at 30 June 2002), $1.42/(Pounds) (average for the three month period to 30 June 2001), $1.42/(Pounds) (closing rate as at 30 June 2001) and $1.42/(Pounds) (closing rate as at 31 March 2002).

2 Segmental information

(a) Turnover by segment                                                             Three months ended 30 June
                                                                   Total turnover     Inter-segment turnover   External turnover
                                                                    2002       2001        2002       2001        2002        2001
                                                      Notes    (Pounds)m  (Pounds)m   (Pounds)m  (Pounds)m   (Pounds)m   (Pounds)m
United Kingdom - continuing operations
UK Division - Generation, Trading and Supply                      434.8       481.5         8.3        9.9       426.5       471.6
Infrastructure Division - Power Systems                           157.3       151.8        84.1       95.6        73.2        56.2
----------------------------------------------------------------------------------------------------------      ------     -------
United Kingdom total - continuing operations                                                                     499.7       527.8
==========================================================================================================      ======     =======
United States - continuing operations
US Division
   PacifiCorp                                            (i)      646.5       904.4         0.7          -       645.8       904.4
   PacifiCorp Power Marketing                            (i)       65.8        22.0         0.4          -        65.4        22.0
----------------------------------------------------------------------------------------------------------      ------     -------
United States total - continuing operations                                                                      711.2       926.4
==========================================================================================================      ======     =======
Total continuing operations                                                                                    1,210.9     1,454.2
==========================================================================================================      ======     =======
United Kingdom - discontinued operations
Southern Water                                                     26.7       105.8           -        0.4        26.7       105.4
Thus                                                                  -        67.0           -        8.0           -        59.0
Appliance Retailing                                                   -        67.1           -        1.1           -        66.0
----------------------------------------------------------------------------------------------------------      ------     -------
United Kingdom total - discontinued operations                                                                    26.7       230.4
==========================================================================================================      ======     =======
Total                                                    (ii)                                                  1,237.6     1,684.6
==========================================================================================================      ======     =======

(b) Operating profit/(loss) by segment                                         Three months ended 30 June
                                                                Before                              Before
                                                              goodwill     Goodwill                goodwill     Goodwill
                                                          amortisation amortisation            amortisation amortisation
                                                                  2002         2002       2002         2001         2001       2001
                                                    Note     (Pounds)m    (Pounds)m  (Pounds)m    (Pounds)m    (Pounds)m  (Pounds)m
United Kingdom - continuing operations
UK Division - Generation, Trading and Supply                     (8.4)       (1.3)      (9.7)          4.2         (1.2)        3.0
Infrastructure Division - Power Systems                          79.0           -       79.0          77.1            -        77.1
--------------------------------------------------------      -------      ------     ------        ------       ------      ------
United Kingdom total - continuing operations                     70.6        (1.3)      69.3          81.3         (1.2)       80.1
========================================================      =======      ======     ======        ======       ======      ======
United States - continuing operations
US Division
   PacifiCorp                                        (i)        134.1       (35.4)      98.7          90.5        (35.7)       54.8
   PacifiCorp Power Marketing                        (i)          4.4           -        4.4           2.2            -         2.2
--------------------------------------------------------      -------      ------     ------        ------       ------      ------
United States total - continuing operations                     138.5       (35.4)     103.1          92.7        (35.7)       57.0
========================================================      =======      ======     ======        ======       ======      ======
Total continuing operations                                     209.1       (36.7)     172.4         174.0        (36.9)      137.1
========================================================      =======      ======     ======        ======       ======      ======
United Kingdom - discontinued operations
Southern Water                                                   14.0           -       14.0          51.9            -        51.9
Thus                                                                -           -          -         (16.6)        (0.6)      (17.2)
Appliance Retailing                                                 -           -          -          (9.0)           -        (9.0)
--------------------------------------------------------      -------      ------     ------        ------       ------      ------
United Kingdom total - discontinued operations                   14.0           -       14.0          26.3         (0.6)       25.7
========================================================      =======      ======     ======        ======       ======      ======
Total                                                           223.1       (36.7)     186.4         200.3        (37.5)      162.8
========================================================      =======      ======     ======        ======       ======      ======

                                 Scottish Power 2002/03 1/st/ Quarter Results 20

Notes to the Quarterly Accounts
for the three months ended 30 June 2002 continued

2 Segmental information continued
------------------------------------------------------------------------------------------------------------------------
(c) Net assets by segment                                                               30 June      30 June    31 March
                                                                                           2002         2001        2002
                                                                             Notes    (Pounds)m    (Pounds)m   (Pounds)m
United Kingdom - continuing operations
UK Division - Generation, Trading and Supply                                 (iii)        866.2        744.2       873.4
Infrastructure Division - Power Systems                                      (iii)      2,092.6      1,981.4     2,070.7
---------------------------------------------------------------------------------     ---------    ---------   ---------
United Kingdom total - continuing operations                                            2,958.8      2,725.6     2,944.1
=================================================================================     =========    =========   =========
United States - continuing operations
US Division
   PacifiCorp                                                           (i), (iii)      7,048.9      7,528.2     7,521.9
   PacifiCorp Power Marketing                                           (i), (iii)        252.9        123.4       254.1
---------------------------------------------------------------------------------     ---------    ---------   ---------
United States total - continuing operations                                             7,301.8      7,651.6     7,776.0
=================================================================================     =========    =========   =========
Total continuing operations                                                            10,260.6     10,377.2    10,720.1
=================================================================================     =========    =========   =========
United Kingdom - discontinued operations
Southern Water                                                               (iii)            -      2,639.7     2,347.6
Thus                                                                         (iii)            -        485.7           -
Appliance Retailing                                                          (iii)            -        (44.0)          -
---------------------------------------------------------------------------------     ---------    ---------   ---------
United Kingdom total - discontinued operations                                                -      3,081.4     2,347.6
=================================================================================     =========    =========   =========
Unallocated net liabilities                                                   (iv)     (5,529.5)    (7,438.2)   (8,249.6)
=================================================================================     =========    =========   =========
Total                                                                                   4,731.1      6,020.4     4,818.1
=================================================================================     =========    =========   =========

(i) The former 'PacifiCorp' segment has been separated into two reporting segments, PacifiCorp, the US regulated business and PacifiCorp Power Marketing, the competitive US energy business, which commenced substantive operations during 2001.
(ii) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.
(iii) The net assets by segment figures for 30 June 2001 have been restated in line with the revised basis of presentation adopted in the 2001/02 Annual Report and Accounts.
(iv) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Exceptional item

An exceptional charge of (Pounds)120.1 million in the three months ended 30 June 2001, recognised after operating profit, related to the provision for loss on disposal of and withdrawal from the group's Appliance Retailing operations. This charge included (Pounds)15.1 million of goodwill previously written off to reserves.

4 Taxation

The charge for taxation, including deferred tax, for the period ended 30 June 2002 reflects the anticipated effective rate for the year ending 31 March 2003 of 24% on the profit before goodwill amortisation and taxation. The charge for the three months ended 30 June 2001 reflected the anticipated effective rate for the year ending 31 March 2002 of 22.5% on the profit before goodwill amortisation, exceptional item and taxation as detailed below:

                                                                                                       Three months
                                                                                                       ended 30 June
                                                                                                        2002        2001
                                                                                                   (Pounds)m   (Pounds)m
------------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities before taxation                                                   115.4       (52.3)
Adjusting items - exceptional item before taxation                                                         -       120.1
                - goodwill amortisation                                                                 36.7        37.5
-----------------------------------------------------------------------------------------------    ---------    --------
Profit on ordinary activities before goodwill amortisation, exceptional item and taxation              152.1       105.3
===============================================================================================    =========    ========

                                   ScottishPower 2002/03 1st Quarter Results  21

Notes to the Quarterly Accounts
for the three months ended 30 June 2002 continued


5 Earnings/(loss) and net asset value per ordinary share

(a) Earnings/(loss) per ordinary share have been calculated for all periods by dividing the profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

                                                                                  Three months
                                                                                  ended 30 June
                                                                                2002         2001
-------------------------------------------------------------------------------------------------
Profit/(loss) for the period ((Pounds) million)                                 77.7        (46.7)
Basic weighted average share capital (number of shares, million)             1,842.2      1,833.4
Diluted weighted average share capital (number of shares, million)           1,845.6      1,838.6
===========================================================================  =======      =======

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group's Employee Share Ownership Plan. These share options are dilutive by reference to continuing operations and accordingly a diluted EPS has been calculated which has the impact of reducing the net earnings/(loss) per ordinary share.

(b) The calculation of earnings/(loss) per ordinary share, on a basis which excludes the exceptional item and goodwill amortisation, is based on the following adjusted earnings:

                                                                                         Three months ended 30 June
                                                                 Continuing Discontinued           Continuing Discontinued
                                                                 operations   operations     Total operations   operations     Total
                                                                       2002         2002      2002       2001         2001      2001
                                                                  (Pounds)m    (Pounds)m (Pounds)m  (Pounds)m    (Pounds)m (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Profit/(loss) for the period                                           70.1          7.6      77.7       34.2        (80.9)   (46.7)
Adjusting items - exceptional item (net of attributable taxation)         -            -         -          -         99.1     99.1
                - goodwill amortisation                                36.7            -      36.7       36.9          0.6     37.5
---------------------------------------------------------------- ---------- ------------ --------- ----------   ---------- --------
Adjusted earnings                                                     106.8          7.6     114.4       71.1         18.8     89.9
================================================================ ========== ============ ========= ==========   ========== ========

Adjusted earnings per share has been presented in addition to earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective financial periods (after adjusting for the effect of shares held in trust for the group's Sharesave Schemes and Employee Share Ownership Plan):

                                                                                                  30 June     30 June     31 March
                                                                                                     2002        2001         2002
----------------------------------------------------------------------------------------------------------------------------------
Net assets (as adjusted) ((Pounds) million)                                                       4,615.0     5,694.3      4,692.5
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)    1,842.4     1,833.7      1,841.9
================================================================================================  =======     =======      =======

6 Dividend per ordinary share

The first interim dividend of 7.177 pence per ordinary share is payable on 16 September 2002 to shareholders on the register at 2 August 2002. A first interim dividend of 6.835 pence per share was declared in respect of the three months ended 30 June 2001.

7 Statement of total recognised gains and losses

                                                                                        Three months
                                                                                        ended 30 June
                                                                                      2002         2001
                                                                                 (Pounds)m    (Pounds)m
--------------------------------------------------------------------------------------------------------
Profit/(loss) for the period                                                          77.7        (46.7)
Exchange movement on translation of overseas results and net assets                 (242.6)         6.6
Currency translation differences on foreign currency hedging                         217.6            -
---------------------------------------------------------------------------      ---------    ---------
Total recognised gains and losses for the period                                      52.7        (40.1)
===========================================================================      =========    =========

8 Southern Water

On 23 April 2002, the group completed the sale of Aspen 4 Limited (the holding company of Southern Water plc) to First Aqua Limited for a total consideration, before expenses, of (Pounds)2.05 billion including repayment and acquisition of intra-group non-trading indebtedness and assumption by First Aqua Limited of Southern Water's non-trading debt due to third parties. In the group's Accounts for the year ended 31 March 2002, an exceptional impairment provision was made to reduce the carrying value of Southern Water's net assets to their recoverable amount. In addition, a further exceptional charge was recognised representing the goodwill on the acquisition of Southern Water previously written off to reserves. As a consequence of these charges to profits in the year ended 31 March 2002, there is no further gain or loss required to be recognised on completion of the sale in the group's Accounts for the quarter ended 30 June 2002.

                                   Scottish Power 2002/03 1st Quarter Results 22

Notes to the Quarterly Accounts
for the three months ended 30 June 2002 continued





9 Summary of differences between UK and US Generally Accepted Accounting Principles ('GAAP')
--------------------------------------------------------------------------------
The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit/(loss) for the period and equity shareholders' funds are set out in the tables below.

                                                                                          Three months
                                                                                          ended 30 June
                                                                                        2002          2001
                                                                                   (Pounds)m     (Pounds)m
(a) Reconciliation of profit/(loss) for the financial period to US GAAP:
-----------------------------------------------------------------------------------------------------------
Profit/(loss) for the financial period under UK GAAP                                    77.7         (46.7)
US GAAP adjustments:
   Amortisation of goodwill                                                             36.7          (5.9)
   US regulatory net assets                                                            (30.0)         24.3
   Pensions                                                                            (14.5)         (0.1)
   Depreciation on revaluation uplift                                                    0.5           0.9
   Decommissioning and mine reclamation liabilities                                      2.6          (6.3)
   PacifiCorp Transition Plan costs                                                     (4.4)         (5.2)
   FAS 133 adjustment                                                                  116.3          48.0
   Other                                                                                (5.0)         (0.5)
--------------------------------------------------------------------------------  ----------     ---------
                                                                                       179.9           8.5
Deferred tax effect of US GAAP adjustments                                              (9.0)        (10.0)
--------------------------------------------------------------------------------  ----------     ----------
Profit/(loss) for the period under US GAAP before cumulative adjustment for C15
  and C16 (2001 FAS 133)                                                               170.9          (1.5)
Cumulative adjustment for C15 and C16 (2001 FAS 133)                                   141.1         (61.6)
================================================================================  ==========     =========
Profit/(loss) for the period under US GAAP                                             312.0         (63.1)
================================================================================  ==========     =========
Earnings/(loss) per share under US GAAP                                                16.94p        (3.44)p
================================================================================  ==========     =========
Diluted earnings/(loss) per share under US GAAP                                        16.91p        (3.44)p
================================================================================  ==========     =========

The cumulative adjustment to the loss under US GAAP for the three months ended 30 June 2001 of (Pounds)61.6 million (net of tax) represented the cumulative effect on US GAAP earnings of adopting FAS 133 'Accounting for Derivative Instruments and Hedging Activities' at 1 April 2001. The cumulative adjustment to profit under US GAAP for the three months ended 30 June 2002 of (Pounds)141.1 million (net of tax) represents the cumulative effect on US GAAP earnings of adopting revised FAS 133 guidance effective from 1 April 2002 issued by the Derivatives Implementation Group ('DIG') under Issue C15 'Normal Purchase and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity' and Issue C16 'Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and Purchased Option Contract'.

FAS 142 'Goodwill and Other Intangible Assets' was effective for the group from 1 April 2002. This statement prohibits the amortisation of goodwill under US GAAP and requires that goodwill be tested for impairment. The adjustment within 'Amortisation of goodwill' for the three months ended 30 June 2002 represents the reversal of amortisation of goodwill charged under UK GAAP.

                                                                                              30 June         30 June    31 March
                                                                                                 2002            2001        2002
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP:        (Pounds)m       (Pounds)m   (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds under UK GAAP                                                      4,655.1         5,746.7     4,731.4
US GAAP adjustments:
Goodwill                                                                                        572.3         1,334.8       572.3
Business combinations                                                                          (163.5)         (189.1)     (174.2)
Amortisation of goodwill                                                                        (49.4)         (175.6)      (84.2)
ESOP shares held in trust                                                                       (40.1)          (52.4)      (38.9)
US regulatory net assets                                                                        979.0           998.2     1,042.8
Pensions                                                                                        210.8           244.8       222.9
Cash dividends                                                                                  132.5           125.4       126.1
Revaluation of fixed assets                                                                     (54.0)         (229.0)      (54.0)
Depreciation on revaluation uplift                                                                9.0            12.8         8.5
Decommissioning and mine reclamation liabilities                                                 42.9            76.5        60.7
PacifiCorp Transition Plan costs                                                                 73.5           112.5        86.9
FAS 133 adjustment                                                                              (61.8)         (476.3)     (308.2)
Other                                                                                            (7.1)           10.1        (3.4)
Deferred tax:
   Effect of US GAAP adjustments                                                               (403.5)         (303.0)     (316.9)
   Effect of differences in methodology                                                         (24.9)          (14.0)      (21.3)
-----------------------------------------------------------------------------------------    --------        --------    --------
Equity shareholders' funds under US GAAP                                                      5,870.8         7,222.4     5,850.5
=========================================================================================    ========        ========    ========

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group's commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of changes in the fair value of certain long term contracts entered into to hedge PacifiCorp's future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or regulatory liabilities pursuant to FAS 71 'Accounting for the Effects of Certain Types of Regulation'. The total FAS 133 adjustment included within equity shareholders' funds at 30 June 2002 of (Pounds)61.8 million is offset by a US regulatory net asset of (Pounds)313.2 million included within `US regulatory net assets' above.

10 Contingent liabilities
--------------------------------------------------------------------------------
There have been no material changes to the group's contingent liabilities disclosed in the 2001/02 Annual Report and Accounts.

                                   ScottishPower 2002/03 1st Quarter Results  23

Independent review report
to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the quarterly report, which comprises the Group Profit and Loss Accounts, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
Glasgow
25 July 2002

                                   ScottishPower 2002/03 1st Quarter Results  24